March 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

        Re:  Soliton, Inc.
          Registration Statement on Form S-3
          Registration No. 333-236963

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, Soliton, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on March 19, 2020, or as soon thereafter as possible on such date.

            Very truly yours,

            Soliton, Inc.

            By: /s/ Lori Bisson
             Name: Lori Bisson
             Title: Chief Financial Officer